Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                January 13, 2016


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1413
               Global Balanced Income Builder Portfolio, Series 7
            Guggenheim Balanced Income Builder Portfolio, Series 14
                       File Nos. 333-208271 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1413, filed on November 30, 2015, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Global Balanced Income Builder Portfolio, Series 7 and Guggenheim Balanced Income Builder Portfolio, Series 14 (individually, a "Trust;" and collectively, the "Trusts").

PROSPECTUS

GLOBAL BALANCED INCOME BUILDER PORTFOLIO, SERIES 7

Investment Summary -- Principal Investment Strategy

     1. Disclose in the "Principal Investment Strategy" section that the Trust holds exchange-traded funds that invest in municipal bonds.

     Response: The disclosure has been revised in response to your comment.

GUGGENHEIM BALANCED INCOME BUILDER PORTFOLIO, SERIES 14

Investment Summary -- Principal Risks

     2. Revise the "Principal Risks" section to include disclosure regarding real estate investment trusts.

     Response: The disclosure has been revised in response to your comment.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren